#AB 3/14

Public

15049580

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-65979

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2014** AND ENDING: **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT RISIUS ROSS ADVISORS, L.L.C.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FOR OFFICIAL USE ONLY

4000 TOWN CENTER, 20th FLOOR
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson	**(248) 432-1229**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., D.C.
191
SECTION

PLANTE MORAN, PLLC
(Accounting Firm)

2601 CAMBRIDGE COURT, SUITE 500
(Address)

AUBURN HILLS	**MICHIGAN**	**48326**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

AB 3/14

OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT RISIUS ROSS ADVISORS, L.L.C.**, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

Managing Director & CCO

Subscribed and sworn to before me
this 27th date of Feb, 2015

Abbey Jo Dienes

Notary Public

ABBEY JO DIENES
Notary Public - State of Michigan
County of Oakland
My Commission Expires March 28, 2017
Acting in the County of Oakland

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A Report Describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit

STOUT RISIUS ROSS ADVISORS, L.L.C.

(a wholly-owned subsidiary of Stout Risius Ross, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

The Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2014, is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.

CONTENTS

2

STOUT RISIUS ROSS ADVISORS, L.L.C.

(a wholly-owned subsidiary of Stout Risius Ross, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

The Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2014, is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.

CONTENTS

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Stout Risius Ross Advisors, LLC

We have audited the accompanying statement of financial condition of Stout Risius Ross Advisors (a Michigan limited liability corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Stout Risius Ross Advisors, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Stout Risius Ross Advisors, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 27, 2015

STOUT RISIUS ROSS ADVISORS, L.L.C.
(a wholly-owned subsidiary of Stout Risius Ross, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31

	2014
ASSETS	
Cash	$ 543,878
Cash segregated under central registration depository	4,474
Billed receivables from customers	59,478
Unbilled receivables from customers	60,291
Prepaid expenses	13,729
TOTAL ASSETS	$ 681,850
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses	$ 33,700
Member's equity	648,150
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 681,850

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois and California.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
STOUT RISIUS ROSS ADVISORS, L.L.C. is wholly-owned subsidiary of Stout Risius Ross, Inc. (the "Parent Company"). The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Billed and Unbilled Receivables from Customers
Unbilled receivables represent amounts of revenue earned on contracts and reimbursable expenses for which no invoices to customers have been issued.

The Company uses the direct write-off method of recording uncollectible accounts receivable because write-offs from year to year are immaterial to the financial statements.

Fair Value of Financial Instrument Approximates Carrying Amount
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

Cash
The Company maintains its cash in bank deposit accounts at financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company has not experienced any losses on such accounts.

Cash Segregated under Central Registration Depository
Cash of $4,474 was segregated and maintained in a separate account under an agreement with FINRA for the years ended December 31, 2014. The account is established to pay for licensing & regulatory expenses or fee assessments by FINRA.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue Recognition

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking fees are typically recorded when services for the transactions are completed and the underlying transaction is closed. In some instances, the Company will receive a retainer or bill for expenses before the end of the project. These payments are minimal in comparison to the total project fees and the retainers are recognized over a 6 month service period; based on analysis of past projects.

Income Tax Status

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

At December 31, 2014, the Company had no accrual for interest and penalties related to uncertain tax positions as management has determined that there are no uncertain tax positions as of and for the years then ended.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities during the year. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k) (2) (i).

Subsequent Events

The financial statements were approved and authorized by management on February 27, 2015. All events and transactions through February 27, 2015 were evaluated by management for potential recognition and disclosure in the financial statements.

NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The parent will be responsible for facility rent and utilities, phone, computer, copy services, office and admin support, marketing, taxes, general insurance and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. All amounts due under the agreement were paid in full for the year ended December 31, 2014.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness (AI) to net capital (NC), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At December 31, 2014, the Company had net capital of $495,178, which was $490,178 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.07 to 1.